

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2017

John Gellert
Chief Executive Officer
SEACOR Marine Holdings Inc.
7910 Main Street, 2nd Floor
Houma, LA 70360

> **Re:** **SEACOR Marine Holdings Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed February 10, 2017**
> **File No. 001-37966**

Dear Mr. Gellert:

We have reviewed your responses to the comments in our letter dated January 10, 2017 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

Information Statement

Management's Discussion and Analysis of Financial Condition, page 69

Impairments, page 71

1. We note your response to prior comment 8; however, we were unable to locate disclosure of the specific assumptions used in your estimates in preparing the undiscounted future cash flows for the vessel impairment analysis. Please tell us and disclose the significant assumptions used in reviewing vessels for impairment, including, but not limited to, utilization rates, average charter rates, and average daily operating expenses. Also

include the historical period of time (e.g. 1, 3, 5, 10 years) upon which this information is based, and provide the basis for the period of time for the amounts used, and why you consider these amounts to be reasonable. Finally, tell us how the amounts used in your analysis compare to actual amounts experienced currently and over the last period.

Consolidated and Combined Results of Operations, page 72

2. We note your response to prior comment 9. Please revise to provide disclosure regarding the limitations of the usefulness of the non-GAAP measure, "Direct Vessel Profit", to emphasize that the excluded costs (i.e., costs of leased-in equipment, administrative and general) are essential to support the operations of your vessels. Also in this regard, the presentation of the reconciliation of the non-GAAP measure to its most comparable GAAP measure should begin with operating income, and then list the adjustments to arrive at "Direct Vessel Profit." Please revise.

3. Please explain to us in more detail why it is reasonable to include the revenues derived from leased-in equipment while excluding their related costs and expenses in your non-GAAP presentation.

4. Please revise to provide a statement disclosing the reason(s) why management believes that presentation of the non-GAAP measure "Direct Vessel Profit" provides useful information to investors regarding the company's financial condition and results of operations in accordance with Item 10(e)(1)(i)(C).

Gain (Losses) on Asset Dispositions and Impairments, Net, page 81

5. You state in the first paragraph of your response to comment 10 that you generally do not evaluate impairment on a specific vessel by vessel basis. However, we note your disclosure on page F-41 you determined that one mini-supply vessel, one specialty vessel, 13 anchor handling towing supply vessels, eight supply vessels and 13 liftboats, in which there is sufficient uncertainty as to whether or not their carrying values would be recovered as of September 30, 2016. In that regard, explain to us how you can pinpoint the vessels failing the step 1 or undiscounted cash flows part of the impairment test while you do not evaluate impairment on a specific vessel by vessel basis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at (202) 551-3307 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

                Sincerely,

                /s/ Susan Block

                Susan Block
                Attorney-Advisor
                Office of Transportation and Leisure

cc: Brett Nadritch
       Milbank